UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Inhibikase Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45719W205

(CUSIP Number)

October 21, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 45719W205

1	Names of Reporting Persons Sands Capital Life Sciences Pulse Fund II, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 10,950,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,950,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,950,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 16.3% (1)
12	Type of Reporting Person (See Instructions) PN

(1)

The calculation of beneficial ownership of the Reporting Persons (as defined below) is based on 67,192,570 shares of the Issuer’s Common Stock (each as defined below) issued and outstanding as of October 21, 2024, as reported by the Issuer to the Reporting Persons (giving effect to 58,310,000 shares of Common Stock sold by the Issuer pursuant to a securities purchase agreement, dated October 9, 2024, as reported by the Issuer in its Current Report on Form 8-K filed on October 10, 2024).

SCHEDULE 13G

CUSIP No. 45719W205

1	Names of Reporting Persons Sands Capital Ventures, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 10,950,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,950,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,950,000 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 16.3% (2)
12	Type of Reporting Person (See Instructions) OO

(1)

This amount includes 10,950,000 shares of Common Stock that are beneficially owned by Sands Capital Life Sciences Pulse Fund II, L.P. (“Sands Pulse Fund II”). Sands Capital Ventures, LLC (“Sands Capital Ventures”), as the investment manager of Sands Pulse Fund II, may be deemed to beneficially own a total of 10,950,000 shares of Common Stock beneficially owned by Sands Pulse Fund II.

(2)

The calculation of beneficial ownership of the Reporting Persons is based on 67,192,570 shares of Common Stock issued and outstanding as of October 21, 2024, as reported by the Issuer to the Reporting Persons (giving effect to 58,310,000 shares of Common Stock sold by the Issuer pursuant to a securities purchase agreement, dated October 9, 2024, as reported by the Issuer in its Current Report on Form 8-K filed on October 10, 2024).

SCHEDULE 13G

CUSIP No. 45719W205

1	Names of Reporting Persons Frank M. Sands
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 10,950,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,950,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,950,000 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 16.3% (2)
12	Type of Reporting Person (See Instructions) IN

(1)

This amount includes 10,950,000 shares of Common Stock that are beneficially owned by Sands Pulse Fund II. Frank M. Sands holds ultimate voting and investment power over securities held by Sands Pulse Fund II and thus may be deemed to beneficially own a total of 10,950,000 shares of Common Stock that are beneficially owned by Sands Pulse Fund II.

(2)

The calculation of beneficial ownership of the Reporting Persons is based on 67,192,570 shares of Common Stock issued and outstanding as of October 21, 2024, as reported by the Issuer to the Reporting Persons (giving effect to 58,310,000 shares of Common Stock sold by the Issuer pursuant to a securities purchase agreement, dated October 9, 2024, as reported by the Issuer in its Current Report on Form 8-K filed on October 10, 2024).

Item 1.

(a) Name of Issuer: This Schedule 13G (this “Schedule 13G”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Inhibikase Therapeutics, Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices: The Issuer’s principal executive office is located at 3350 Riverwood Parkway SE, Suite 1900, Atlanta, Georgia 30339.

Item 2.

(a)

Name of Person Filing: This Schedule 13G is being filed jointly by Sands Pulse Fund II, Sands Capital Ventures and Frank M. Sands (together with Sands Pulse Fund II and Sands Capital Ventures, the “Reporting Persons”).

Sands Capital Life Sciences Pulse Fund II-GP, L.P. (“Sands Pulse Fund II GP L.P.”) is the sole general partner of Sands Pulse Fund II, and the sole general partner of Sands Pulse Fund II GP L.P. is Sands Capital Life Sciences Pulse Fund II-GP, LLC (“Sands Pulse Fund II GP LLC”). Frank M. Sands holds ultimate voting and investment power over securities held by the Reporting Persons, Sands Pulse Fund II GP L.P., and Sands Pulse Fund II GP LLC.

(b)

Address of Principal Business Office or, if None, Residence: The principal business address of each of the Reporting Persons, Sands Pulse Fund II GP L.P. and Sands Pulse Fund II GP LLC is 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209.

(c)

Citizenship: Sands Pulse Fund II and Sands Pulse Fund II GP L.P. are organized under the laws of the Cayman Islands. Sands Capital Ventures and Sands Pulse Fund II GP LLC are organized under the laws of Delaware. Frank M. Sands is a citizen of the United States.

(d)	Title and Class of Securities: The class of securities of the Issuer to which this Schedule 13G relates is Common Stock, par value $0.001 per share.

(e)	CUSIP No.: 45719W205

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership

See rows 5 through 11 of the cover pages.

The ownership disclosed in rows 5 through 11 of the cover pages does not include a Series A-1 warrant to purchase 5,475,000 shares of Common Stock (the “Series A-1 Warrant”) or a Series B-1 warrant to purchase 10,068,120 shares of Common Stock (the “Series B-1 Warrant”), in each case held by Sands Pulse Fund II, each of which was purchased by Sands Pulse Fund II from the Issuer pursuant to that certain securities purchase agreement dated October 9, 2024 between the Issuer and, among certain other institutional and accredited investors, Sands Pulse Fund II (the “Purchase Agreement”). The Series A-1 Warrant is exercisable on the earlier of (a) the 75th calendar day following the initial filing date of the registration statement covering the resale of the shares of Common Stock underlying the Series A-1 warrants and Series B-1 warrants issued pursuant to the Purchase Agreement (the “Warrant Initial Registration Statement”) if the Securities and Exchange Commission (“SEC”) notifies the Issuer that it will “review” the Warrant Initial Registration Statement and (b) the fifth business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that the Warrant Initial Registration Statement will not be “reviewed” or (even if previously subject to review pursuant to clause (a) of this sentence) will not be subject to further review (the “Initial Exercise Date”). The Series B-1 Warrant is exercisable on the Initial Exercise Date, provided that, to the extent exercisable, the Series A-1 Warrant issued to Sands Pulse Fund II has been exercised in full either by Sands Pulse Fund II or its transferee permitted by the terms of the Series A-1 Warrant. The Series A-1 Warrant and the Series B-1 Warrant each provide that the holder of such warrant will not have the right to exercise any portion of such warrant if such holder, together with its affiliates, would beneficially own in excess of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. The Reporting Persons each disclaim beneficial ownership of the shares of Common Stock underlying each of the Series A-1 Warrant and Series B-1 Warrant because neither the Series A-1 Warrant nor the Series B-1 Warrant is exercisable within 60 days of this filing and such date is not determinable at this time.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 25, 2024

Sands Capital Life Sciences Pulse Fund II, L.P.

By: Sands Capital Life Sciences Pulse Fund II-GP, L.P., its general partner

By: Sands Capital Life Sciences Pulse Fund II-GP, LLC, its general partner

By:	/s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel

Sands Capital Ventures, LLC

By:	/s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel

By:	/s/ Frank M. Sands
Name: Frank M. Sands